Exhibit 2.4
Agreement

TRM Corporation
and
Notemachine Limited
for the sale and purchase of all of the issued shares of
TRM (ATM) Limited
     2007

1

CONTENTS

CLAUSE		PAGE
1.	INTERPRETATION	1
2.	SALE AND PURCHASE	6
3.	COMPLETION	7
4.	COMPLETION ACCOUNTS	9
5.	COMPLETION ACCOUNTS PAYMENTS	11
6.	POST-COMPLETION UNDERTAKINGS	12
7.	WARRANTIES	13
8.	PROTECTION OF GOODWILL	15
9.	CONFIDENTIAL INFORMATION	16
10.	ANNOUNCEMENTS	17
11.	ASSIGNMENT	17
12.	COSTS	18
13.	EFFECT OF COMPLETION	18
14.	FURTHER ASSURANCE	18
15.	ENTIRE AGREEMENT	18
16.	VARIATIONS	19
17.	WAIVER	19
18.	INVALIDITY	19
19.	NOTICES	19
20.	COUNTERPARTS	20
21.	GOVERNING LAW AND JURISDICTION	21
22.	THIRD PARTY RIGHTS	21
23.	APPOINTMENT OF PROCESS AGENT	21
SCHEDULE 1		22
Particulars relating to the Company		22
SCHEDULE 2		23
Particulars relating to the Subsidiaries		23
SCHEDULE 3		25
The Warranties		25
SCHEDULE 4		43
Seller Protection Clauses		43
SCHEDULE 5		47
The Properties		47
SCHEDULE 6		48
Part 1 – Statement		48
Part 2 – Accounting Policies and Procedures		48
Part 3 – Pro Forma Balance Sheet		49
SCHEDULE 7		50
Liabilities		50
SCHEDULE 8		510
Arrangements requiring release of Seller’s Group		50
SCHEDULE 9		51
Subordination Deed		511

2

THIS AGREEMENT is made on                                          2007
BETWEEN:
(1)	TRM CORPORATION a corporation organised and existing under the laws of the State of Oregon and having its principal place of business at 5208 NE 122nd Avenue, Portland, Oregon 97230, USA (the “Seller”); and
(2)	NOTEMACHINE LIMITED (No. 05869602) whose registered office is at Russell House, Elvicta Business Park, Crickhowell, Powys, NP8 1DF (the “Buyer”).
THE PARTIES AGREE AS FOLLOWS:
1.	INTERPRETATION
1.1	In this agreement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:
“A & L Cash” means cash held: (a) by the Group on trust for Alliance & Leicester pursuant to the Alliance & Leicester agreement dated 25 January 2005 document number 4.8.1 attached to the Disclosure Letter; and (b) by Brinks on trust for Alliance & Leicester pursuant to an agreement dated 5 September 2006 document number 4.8.3 attached to the Disclosure Letter and for the avoidance of doubt excluding the Security Deposit Amount;

“Accounts Date” means 31 December 2005;

“Agreed Rate” means two per cent above the base rate from time to time of Barclays Bank plc;

“Associate” means in relation to a person:
(a)	a person who is his associate determined in accordance with section 435 of the Insolvency Act 1986; and

(b)	any Group undertaking (as defined in section 259 of the Companies Act) of that person.
“Associated Company” has the meaning given to it in sections 416 et seq. of the TA;

“Business Day” means a day (excluding Saturdays) on which banks generally are open in London for the transaction of normal banking business;

“Buyer’s Group” means the Buyer, its holding companies and the subsidiary undertakings and associated companies from time to time of such holding companies, all of them and each of them as the context admits;

“Buyer’s Solicitors” means Taylor Wessing of Carmelite, 50 Victoria Embankment, Blackfriars, London EC4Y 0DX;

“Cash” means the aggregate amount of cash at bank or in hand held by or on behalf of the Group (excluding Intra-Group Receivables, A & L Cash (save for the Security Deposit Amount which shall be included), Link Receivables and items to be treated as debtors in the Working Capital Amount) as at close of business on the Completion Date, an estimate of which is set out in the Statement (the “Estimated Cash”) and calculated in accordance with clause 4 and the accounting policies and procedures set out in part 2 of schedule 6;

“Company” means TRM (ATM) Limited (No.3782309);

“Completion” means the completion of the sale and purchase of the Shares in accordance with clause 3;

“Completion Accounts” means a balance sheet of the Group to be prepared in accordance with clause 4 and on the basis of the accounting policies and procedures set out in part 2 of schedule 6;

“Completion Date” means the date on which Completion occurs;

“Completion Share Payment” means £45,300,000 PLUS the Estimated Cash LESS the Estimated Other Debt PLUS the Estimated Intra-Group Receivables LESS the Estimated Intra-Group Payables LESS the Estimated Liabilities LESS the Third Party Debt;

“Completion Tax Figure” has the meaning given to it in schedule 6;

“Confidential Information” means all information relating to any Group Company’s business, or financial or other affairs which is not publicly known;

“Data Room Information” means the materials and information made available for inspection by the Buyer and its advisers at the on-line datasite maintained on behalf of the Seller by Merrill Corporation and details of which are given in the Disclosure Letter;

“Director” means a director of a Group Company;

“Disclosed” means fairly disclosed to the Buyer in the Disclosure Letter with sufficient explanation and detail to identify clearly the nature and scope of the matter so disclosed;

“Disclosure Letter” means a letter dated the same date as this agreement together with the attachments thereto addressed by the Seller to the Buyer disclosing exceptions to the Warranties ;

“Encumbrance” means all security interests, options, equities, claims, or other third party, rights including rights of pre-emption of any nature whatsoever;

“Estimated Completion Tax Figure” means the estimated corporation tax payable in respect of the period from 1 January 2006 to Completion being £zero;

“Group” means the Company and the Subsidiaries and the expressions “Group Companies” and “Group Company” means all or any one of them as the context so requires;

“HMRC” means Her Majesty’s Revenue and Customs and, where relevant, any predecessor body which carried out part of its functions;

“Intellectual Property” means patents, trade marks, design rights, trade names, copyrights, (whether registered or not and any applications to register or rights to apply for registration of any of the foregoing), rights in inventions, Know-How, trade secrets and other confidential information, and all other intellectual property rights of a similar or corresponding character in any part of the world;

“Interest Element” shall bear the meaning given to such term in clause 5.1;

“Intra-Group Indebtedness” means such amount (which may be positive or negative) as is equal to the sum of the Intra-Group Receivables less the Intra-Group Payables an estimate of which is set out in the Statement (the “Estimated Intra-Group Indebtedness”) and calculated in accordance with clause 4 and the accounting policies and procedures set out in part 2 of schedule 6;

“Intra-Group Receivables” means the aggregate of the amounts owing from members of the Seller’s Group to members of the Group (including any Intra-Group Trading Indebtedness as at close of business on the Completion Date, an estimate of which is set out in the Statement (the “Estimated Intra-Group Receivables”) and calculated in accordance with clause 4 and the accounting policies and procedures set out in part 2 of schedule 6;

“Intra-Group Payables” means the aggregate of the amounts owing from members of the Group to members of the Seller’s Group (including any Intra-Group Trading Indebtedness as at close of business on the Completion Date, an estimate of which is set out in the Statement (the “Estimated Intra-Group Payables”) and calculated in accordance with clause 4 and the accounting policies and procedures set out in part 2 of schedule 6;

“Intra-Group Trading Indebtedness” means any debts outstanding between members of the Group and members of the Seller’s Group in respect of intra-group trading activities in the ordinary and usual course of business;

“Know-How” means confidential or proprietary industrial, technical or commercial information and techniques in any form (including paper, electronically stored data, magnetic media, files and micro-film) including, drawings, data relating to inventions, formulae, test results, reports, research reports, project reports and testing procedures, shop practices, instruction and training manuals, market forecasts, specifications, quotations, lists and particulars of customers and suppliers, marketing methods and procedures, show-how and advertising copy;

“Liabilities” means such amounts as are owed by any member of the Group to third parties estimates of which are set out in schedule 7 and the aggregate estimate of which is set out in the Statement (the “Estimated Liabilities”) and calculated in accordance with clause 4 and the accounting policies and procedures set out in part 2 of schedule 6;

“Line Item” means an entry in the Pro Forma Trial Balance;

“Link Receivables” means any amounts owing to any member of the Group from Link Interchange Network Limited pursuant to the Network Member Agreement dated 3 August 2005 document number 4.1 attached to the Disclosure Letter as at the close of business on the Completion Date;

“London Stock Exchange” means the London Stock Exchange plc;

“Other Debt” means the aggregate amount of the indebtedness of the Group:
(a)	under indemnities or guarantees given for the benefit of third parties and/or members of the Seller’s Group; and/or

(b)	for finance leases from banks or similar institutions (or similar arrangements where the Group does not receive good title to goods until such goods have been paid for in full); and/or

(c)	for amounts borrowed from third party banks,

but excluding Intra-Group Payables, Third Party Debt and items to be treated as creditors in the Working Capital Amount as at close of business on the Completion Date (including in each case accrued interest and penalties thereon and including any break fees which would be incurred were such facilities to be terminated at Completion), an estimate of which is set out in the Statement (the “Estimated Other Debt”) and calculated in accordance with clause 4 the accounting policies and procedures set out in part 2 of schedule 6;

“Pension Matters” means any matter arising out of or connected with the provision of “relevant benefits” as defined in section 612 of the TA;

“Pro Forma Trial Balance” means the trial balance in the agreed form as set out in part 3 of schedule 6 showing, Line Items for September 2006;

“Properties” means the properties described in schedule 5 or any part or parts thereof and “Property” shall mean any one of them;

“Related Person” means in relation to any party its holding companies and the subsidiary undertakings and associated companies from time to time of such holding company, all of them and each of them as the context admits;

“Security Deposit Amount” means the aggregate amount of cash placed by the Company with Alliance & Leicester as a security deposit for the provision of cash pursuant to an agreement dated 25 January 2005 document number 4.8.1 attached to the Disclosure Letter;

“Seller’s Group” means the Seller, its holding companies and the subsidiary undertakings and the associated companies excluding the Company and the Subsidiaries from time to time of such holding companies, all of them and each of them as the context admits;

“Seller’s Solicitors” means Ashurst of Broadwalk House, 5 Appold Street, London EC2A 2HA;

“Shareholder Resolution” means the resolution signed by the Seller in relation to the whitewash in the agreed form;

“Seller’s Solicitors’ Account” shall bear the meaning given to such term in clause 3.5(a);

“Shares” means all of the issued shares in the capital of the Company;

“Share Consideration” shall bear the meaning given to such term in clause 2.5;

“Statement” shall mean the statement in the form set out at part 1 of schedule 6 which shall be agreed and completed firstly, at Completion using estimated figures and secondly, in accordance with clause 4;

‘Subordination Deed” means the deed of subordination relating to the subordination of the inter-company loan between TRM (ATM) Deutschland GmbH and the Company appended to this agreement as schedule 9.

“Subsidiaries” means each of the subsidiary undertakings of the Company specified in schedule 2, each being a “Subsidiary”);

“TA” means the Income and Corporation Taxes Act 1988;

“Tax” or “Taxation” means any tax, and any duty, contribution, impost, withholding, levy or charge in the nature of tax, whether domestic or foreign, and any fine, penalty, surcharge or interest connected therewith and includes corporation tax, income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment), national insurance and social security contributions, capital gains tax, inheritance tax, value added tax, customs excise and import duties, stamp duty, stamp duty land tax, stamp duty reserve tax, insurance premium tax, air passenger duty, rates and water rates, landfill tax, petroleum revenue tax, advance petroleum revenue tax, gas levy and any other payment whatsoever which any person is or may be or become bound to make to any person and which is or purports to be in the nature of taxation;
“Taxation Statutes” means all statutes, statutory instruments, orders enactments, laws, by-laws, directives and regulations, whether domestic or foreign decrees, providing for or imposing any Tax;

“Tax Deed” means a deed of covenant in the agreed terms;

“Third Party Debt” means the aggregate amount of indebtedness of the Group for amounts borrowed from Wells Fargo Foothill Inc. and GSO Luxembourg Onshore Funding SARL and identified in part 1 of schedule 6;

‘Transaction Document” means any of this agreement, the Tax Deed, the Transitional Services Agreement and any other document entered into or within 30 days after the date of this agreement in connection with it;

“Transitional Services Agreement” means the services agreement in the agreed terms and made between the Seller and the Company recording the provision of certain services by the Seller for an interim period post Completion;

“UK Listing Authority” means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“Warranties” means the warranties set out in schedule 3; and

"Working Capital Amount” means the aggregate value in respect of the Group as at close of business on the Completion Date of:
(a)	stock;

(b)	the trade and sundry debtors of the Group (including Link Receivables, customer discounts and prepayments but excluding Intra Group Receivables); and

(c)	all prepaid expenses of the Group:

LESS the aggregate value in respect of the Group as at close of business on the Completion Date of:

(d)	the trade and sundry creditors of the Group (excluding Debt, Intra Group Payables and the Liabilities but including, for the avoidance of doubt any net VAT, PAYE and/or NIC liabilities); and

(e)	all accrued expenses of each Group Company,

an estimate of which is set out in the Statement (the “Estimated Working Capital Amount”) and calculated in accordance with clause 4 and the accounting policies and procedures set out in part 2 of schedule 6;
1.2	In this agreement unless otherwise specified, reference to:
(a)	a “subsidiary undertaking” is to be construed in accordance with section 258 of the Companies Act 1985 and a “subsidiary” or “holding company” is to be construed in accordance with section 736 of that Act;

(b)	a document in the “agreed terms” is a reference to that document in the form approved and for the purposes of identification signed by or on behalf of each party;

(c)	“FA” followed by a stated year means the Finance Act of that year;

(d)	“includes” and “including” shall mean including without limitation;

(e)	a “party” means a party to this agreement and includes its assignees (if any) and/or the successors in title to substantially the whole of its undertaking;

(f)	a “person” includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(g)	a “statute” or “statutory instrument” or “accounting standard” or any of their provisions is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision as the same may have been amended or re-enacted before the date of this agreement;

(h)	“clauses”, “paragraphs” or “schedules” are to clauses and paragraphs of and schedules to this agreement;

(i)	“writing” includes any methods of representing words in a legible form (other than writing on an electronic or visual display screen) or other writing in non-transitory form;

(j)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders; and

(k)	the time of day is reference to time in London, England.
1.3	The schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the schedules.
1.4	The index to and the headings and the descriptive notes in brackets relating to provisions of Taxation Statutes in this agreement are for information only and are to be ignored in construing the same.
2.	SALE AND PURCHASE
2.1	Upon the terms and subject to the conditions of this agreement, the Seller shall, as legal and beneficial owner and with full title guarantee, sell and the Buyer shall purchase the Shares with effect from Completion free from any Encumbrance together with all accrued benefits and rights attached thereto and all dividends declared after the date of this agreement.
2.2	The Seller waives or agrees to procure the waiver of any rights or restrictions conferred upon it in relation to the Shares under the articles of association of the Company or otherwise.
2.3	The Buyer shall not be obliged to complete the purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously.
2.4	The total consideration for such sale and purchase of the Shares shall be the Share Consideration.
2.5	The “Share Consideration” shall be:
(a)	£45,300,000;

(b)	PLUS the amount (if any) of the Cash;

(c)	PLUS the amount (if any) by which the Working Capital Amount exceeds £1,182,915;

(d)	PLUS the amount (if any) of the Intra-Group Receivables;

(e)	LESS the amount (if any) of the Other Debt;

(f)	LESS the amount (if any) by which the Working Capital Amount is less than £1,182,915;

(g)	LESS the amount (if any) of the Intra-Group Payables;

(h)	LESS the amount (if any) of the Liabilities;

(i)	LESS the amount of the Third Party Debt;

(j)	LESS the amount of the Completion Tax Figure; and

(k)	PLUS the Interest Element (if payable to the Seller pursuant to clause 5.1) or LESS the Interest Element (if payable to the Buyer pursuant to clause 5.1).
3.	COMPLETION
3.1	Completion shall take place at the offices of the Buyer’s Solicitors (or at such other place as the parties may agree) immediately after the execution of this agreement.
3.2	On Completion the Seller shall deliver to or, if the Buyer shall so agree, make available to the Buyer:
(a)	transfers in common form relating to all the Shares duly executed in favour of the Buyer (or as it may direct);

(b)	a share certificate relating to the Shares (or an indemnity in respect of a lost share certificate in a form reasonably acceptable to the Buyer);

(c)	resignations in the agreed terms duly executed as deeds of Jeffrey Brotman, Daniel Cohen, Daniel O’Brien, Jonathan Daniel Lass from their offices as director or secretary of and their employment with any Group Company containing a confirmation that they have no claims (whether statutory, contractual or otherwise) against any Group Company;
(d)	the common seals, certificates of incorporation and statutory books, share certificate books and cheque books of each Group Company;

(e)	the Tax Deed duly executed by the Seller;

(f)	all leases, title deeds and other documents relating to the Properties (except to the extent that the same are in the possession of mortgagees pursuant to mortgages disclosed in schedule 5);

(g)	to the extent not in the possession of any Group Company, all books of account concerning the businesses of any Group Company;

(h)	an acknowledgement in the agreed terms from the Seller to the effect that following the repayments made in accordance with clause 3.4 and/or clause 3.5 as the case may be, there is no Intra-Group Indebtedness owing at Completion;

(i)	the Disclosure Letter and the Transitional Services Agreement, both duly executed by the Seller;

(j)	share certificates relating to all of the issued shares in the capital of the Subsidiaries (or an indemnity in respect of a lost share certificate in a form reasonably acceptable to the Buyer);

(k)	a copy of a resolution of the board of directors of the Seller authorising the execution of and the performance of its obligations under this agreement and each of the other documents to be executed by it;

(l)	an irrevocable power of attorney in the agreed terms executed by the holder of the Shares in favour of the Buyer, appointing the Buyer to be its lawful attorney in respect of the Shares;

(m)	a deed of release executed by Wells Fargo Foothill Inc. as facility agent and security agent for GSO Luxembourg Onshore Funding SARL in relation to the Third Party Debt;

(n)	the resignation of the auditors of each Group Company under section 394 of the Companies Act that none of the circumstances mentioned in that section exist and that there are no fees or other payments due to them from the relevant Group Company;

(o)	service contacts in the agreed form executed by Kevin Waterhouse and Ashley Dean;

(p)	compromise agreements in the agreed form executed by Kevin Waterhouse and Ashley Dean; and

(q)	the Special Resolution.
3.3	At or prior to Completion, the Seller shall procure the passing of board resolutions of each Group Company:
(a)	sanctioning for registration (subject where necessary to due stamping) the transfers in respect of the Shares;

(b)	appointing Peter McNamara, John Dixon, Paul Cartwright and Ben Slatter as directors and John Dixon as secretary of each Group Company;

(c)	revoking all mandates to bankers and giving authority in favour of the directors appointed under clause 3.3(b) above or such other persons as the Buyer may nominate to operate the bank accounts thereof;

(d)	resolving to repay a sum equal to that proportion of the Intra-Group Indebtedness owed by each relevant Group Company;

(e)	authorising the delivery to the Buyer of share certificate in respect of the Shares;

(f)	note the resignations referred to in clause 3.2(c) and 3.2(p) above;

(g)	change the registered office to Russell House, Elvicta Business Park, Crickhowell Powys, NP8 1DF; and

(h)	pass the Shareholder Resolutions.
3.4	In the event that the Estimated Intra-Group Indebtedness is a positive figure, the Seller shall procure the payment of an amount equal to the Estimated Intra-Group Indebtedness by way of electronic transfer to the Buyer’s Solicitor’s Account at XXXXXXXX XXXXXXXXXXX Bank XXX XX XXX XXXXXX, XXXXXX XXX XXXXXX, PO BOX XXXXX, XXX XXXXXX, XXXXXX XXXX XXX, sort code XX-XX-XX, Account Number XXXXXXXX (the “Buyer’s Solicitor’s Account”) and the receipt of the Buyer’s Solicitors shall be a good discharge to the Seller.
3.5	Upon compliance by the Seller with all the provisions of clauses 3.2, 3.3 and 3.4 the Buyer shall (for the avoidance of doubt using finance procured by the Buyer in the case of sub-clauses (b) and (c) below):
(a)	provide for the electronic transfer of the Completion Share Payment to the Seller’s Solicitor’s Account at XXXXXXX Bank XXX, XX XX XXXXXXXXXXX, XXXXXX, XXXX XXX, sort code XX-XX-XX, Account No. XXXXXXXX (the “Seller’s Solicitor’s Account”) and the receipt of the Seller’s Solicitors shall be a good discharge to the Buyer;

(b)	in the event that the Estimated Intra-Group Indebtedness is a negative figure, procure the payment by the Company of an amount equal to the Estimated Intra-Group Indebtedness by way of electronic transfer to the Seller’s Solicitor’s Account and the receipt of the Seller’s Solicitors shall be a good discharge to the Buyer;

(c)	procure the payment by the Company of the Third Party Debt by way of electronic transfer to those persons and in such amounts as set out in schedule 6 by way of electronic transfer to such accounts as shall be notified to the Buyer in advance;

(d)	deliver to the Seller a counterpart of the Tax Deed and the Transitional Services Agreement, both duly executed by the Buyer.
4.	COMPLETION ACCOUNTS
4.1	The Buyer shall procure that the Group prepares drafts of the Completion Accounts and the Statement in the format set out in schedule 6 on the basis of the accounting policies and procedures set out therein and deliver them to the Seller within 30 Business Days of Completion.

4.2	The Seller shall notify the Buyer in writing within 30 Business Days of receipt of such draft Completion Accounts and the Statement whether or not it accepts the draft Completion Accounts and Statement for the purposes of this agreement.
4.3	If the Seller notifies the Buyer that it does not accept such draft Completion Accounts and Statement:
(a)	it shall, at the same time as it notifies the Buyer that it does not accept such draft Completion Accounts and Statement, set out in such notice in writing its reasons in reasonable detail for such non-acceptance and specify the adjustments which, in its opinion, should be made to the draft Completion Accounts and the Statement in order to comply with the requirements of this agreement; and

(b)	the parties shall use all reasonable endeavours to:
(i)	meet and discuss the objections of the Seller; and

(ii)	try to reach agreement upon the adjustments (if any) required to be made to the draft Completion Accounts and the Statement in each case, within 20 Business Days of the Seller’s notice of non-acceptance pursuant to clause 4.2 (or such other time as the parties may agree in writing).
4.4	If the Seller is satisfied with the draft Completion Accounts and the Statement (either as originally submitted or after adjustments agreed between the Seller and the Buyer) or if the Seller fails to notify the Buyer of its non-acceptance of the draft Completion Accounts and the Statement within the 30 Business Day period referred to in clause 4.2, then the draft Completion Accounts and the Statement (incorporating any agreed adjustments) shall constitute the Completion Accounts and the Statement for the purposes of this agreement.
4.5	If the Seller and the Buyer do not reach agreement within the 20 Business Day period referred to in clause 4.3(b) (or such other time as the parties may agree in writing) then the matters in dispute and in respect of which reasonable details have been provided by the Seller to the Buyer at the time that it notified the Buyer that it does not accept the Completion Accounts and the Statement in accordance with clause 4.3(a)(and only those) shall be referred, on the application of either the Seller or the Buyer, for determination by an independent firm of internationally recognised chartered accountants to be agreed upon by the Seller and the Buyer or, failing agreement, to be selected, on the application of either the Seller or the Buyer, by the President for the time being of the Institute of Chartered Accountants in England and Wales or his duly appointed deputy (the “firm”). The following provisions shall apply to such determination:
(a)	the Buyer and/or the Buyer’s accountants and the Seller and/or the Seller’s accountants shall each promptly (and in any event within such time frame as reasonably enables the firm to make its decision in accordance with the time frame set down in clause 4.5(b)) prepare and deliver to the firm a written statement on the matters in dispute (together with the relevant documents);

(b)	the firm shall be requested to give its decision within 20 Business Days (or such later date as the Buyer and the Seller agree in writing) of the confirmation and acknowledgment by the firm of its appointment hereunder;

(c)	in giving such determination, the firm shall state what adjustments (if any) are necessary to the draft Completion Accounts and the Statement in respect of the matters in dispute in order to comply with the requirements of this agreement and shall give its reasons therefor;
(d)	the firm shall act as an expert (and not as an arbitrator) in making any such determination which shall be final and binding on the parties (in the absence of manifest error);

(e)	each party shall bear the costs and expenses of all counsel and other advisers, witnesses and employees retained by it and the costs and the expenses of the firm shall be borne between the Seller and the Buyer in such proportions as the firm shall in its discretion determine or, in the absence of any such determination, equally between the Seller and the Buyer.
4.6	When the Seller and the Buyer reach (or pursuant to clause 4.4 are deemed to reach) agreement on the Completion Accounts and the Statement or when the Completion Accounts and the Statement are finally determined at any stage in accordance with the procedures set out in this clause 4:
(a)	the Completion Accounts and the Statement as so agreed or determined shall be the Completion Accounts and the Statement for the purposes of this agreement and shall be final and binding on the parties; and

(b)	the Working Capital Amount, the Debt, the Cash, the Intra-Group Payables, the Intra-Group Receivables, the Liabilities and the Completion Tax Figure shall be as set out in the Statement.
4.7	Subject to any rule of law or any regulatory body or any provision of any contract or arrangement entered into prior to the date of this agreement to the contrary, the Seller shall procure that each member of the Seller’s Group shall, and the Buyer shall procure that the Group shall, promptly provide each other, their respective advisers, the firm, the Buyer’s accountants and the Seller’s accountants with all information (in their respective possession or control) relating to the operations of the Seller’s Group and/or the Group, as the case may be, including access at all reasonable times to all the Seller’s Group and Group employees, books, records, and other relevant information and all co-operation and assistance, as may in any such case be reasonably required to:
(a)	enable the production of the Completion Accounts and the Statement; and

(b)	enable the firm to determine the Completion Accounts and the Statement.
The Seller and the Buyer hereby authorise each other, their respective advisers and the firm to take copies of all information which they have agreed to provide under this clause 4.7.
4.8	Subject to clause 4.5(e), the Seller and the Buyer shall each bear their own costs and expenses arising out of the preparation and review of the Completion Accounts and Statement.
5.	COMPLETION ACCOUNTS PAYMENTS
5.1	Save as regards any amount payable under clause 5.1(e) below, within five Business Days of the agreement or determination of the Completion Accounts and the Statement in accordance with the provisions of clause 4:

(a)	if the Completion Share Payment is less than the Share Consideration (excluding any Interest Element) then the Buyer shall pay to the Seller the amount of such shortfall;

(b)	if the Completion Share Payment is more than the Share Consideration (excluding the Interest Element) then the Seller shall pay to the Buyer the amount of such excess, together, in each case, with an amount equal to interest on the amount so payable at the Agreed Rate per annum for the period from the Completion Date to the date of payment (both dates inclusive) (the “Interest Element”);
(c)	if the Completion Tax Figure is more than the Estimated Completion Tax Figure then the Seller shall pay to the Buyer the amount of such excess.
5.2	Any payment due under this clause 5 shall be made by way of telegraphic transfer in immediately available funds to:
(a)	in the case of payments to the Seller, the Seller’s Solicitor’s Account; and

(b)	in the case of payments to the Buyer or the Company, the Buyer’s Solicitor’s Account.
5.3	If any sum due for payment under or in accordance with this agreement by one party to another is not paid on the due date, the party in default shall pay interest thereon (at the same time and payment is made) at the Agreed Rate for the period from the due date to the date of actual payment (both dates inclusive).
6.	POST-COMPLETION UNDERTAKINGS
6.1	Following Completion, the Seller undertakes to the Buyer to use all reasonable endeavours to ensure that each Group Company is released from any guarantee, indemnity, bond, letter of comfort or Encumbrance or other similar obligation given or incurred by it prior to Completion which relates in whole or in part to debts or other liabilities or obligations, whether actual or contingent, of a member of the Seller’s Group and prior to such release the Seller undertakes to the Buyer (on behalf of itself and as trustee on behalf of each Group Company) to keep each Group Company fully indemnified against any failure to make any such repayment or any liability arising under any such guarantee, indemnity, bond, letter of comfort or Encumbrance.
6.2	Following Completion the Buyer undertakes:
(a)	to the Seller to use all reasonable endeavours to ensure that each member of the Seller’s Group is released from any guarantees, indemnity, bond, letter of comfort or Encumbrance or other contractual obligations (listed in part A of schedule 8 of this agreement) and prior to such release the Buyer undertakes to the Seller (on behalf of itself and as trustee on behalf of each member of the Seller’s Group) to keep each member of the Seller’s Group fully indemnified against any failure to make any such repayment or any liability arising under any such guarantee, indemnity, bond, letter of comfort or Encumbrance or other obligation provided that with respect to the leases specified in part A of schedule 8, these obligations are without prejudice and in addition to the Seller’s obligations in clause 6.3; and

(b)	to procure that, as soon as reasonably practicable after Completion and in any event within 12 months afterwards, the Group shall cease in any manner whatsoever to use, or display any trade or service marks, trade or service names or logos used or held by any member of the Seller’s Group or any confusingly similar mark, name or logo.

6.3	Following Completion, the Seller undertakes to take all such actions pursuant to its rights under the agreement dated 18 May 2006 between the Seller and Digital 4 Convenience Plc as the Buyer may reasonably request to procure that the leases in respect of the Properties (as set out in part A of schedule 8) are validly assigned to the Company with the consent of the relevant landlord. Prior to the completion of such assignments, the Seller shall keep the Company fully indemnified against any losses (including reasonable costs and expenses properly incurred) which the Company suffers as a result of any landlord requiring the Company to cease its occupation of the Properties (or any of them) by reason of the Company’s unlawful occupation without landlord’s consent, to the extent only that:
(a)	such losses exceed the amounts which would otherwise have been payable by the Company under such leases if it had remained in occupation; and

(b)	neither the Company nor the Buyer nor any other person on their respective behalves has induced or influenced the landlord to require the Company to cease occupation.
The Buyer shall procure that the Company shall take all reasonable steps to mitigate any such losses as referred to above.
6.4	Following Completion, the Seller undertakes to the Buyer to use all reasonable endeavours to assign to the Company the benefit (subject to the burden) of the agreements which are detailed in part B of schedule 8. Pending formal assignment of such agreements, the Seller shall hold the benefit of such agreements (including in particular any income from such agreements) on trust for the Company and shall pay over to the Company any sums received pursuant to such agreements within 5 Business Days of receipt thereof. The Buyer shall procure that from Completion, the Company performs the obligations of the Seller or the Seller’s Group under such agreements and shall indemnify the Seller and the Seller’s Group against any losses and demands suffered by them as a result of the failure of the Company or the Group to perform such obligation.
7.	WARRANTIES
7.1	The Seller warrants to the Buyer in the terms of the Warranties by reference to the circumstances prevailing as at the date of this agreement and each of the Warranties shall be construed as a separate warranty.

7.2	Any claim under the Warranties is subject to the terms and provisions of schedule 4.

7.3	The Seller shall be under no liability under the Warranties in relation to any matter forming the subject matter of a claim thereunder to the extent that the same or circumstances giving rise thereto are Disclosed in the Disclosure Letter or the Data Room Information.

7.4	The Buyer warrants to the Seller that (and each such warranty shall be construed as a separate warranty):
(a)	the execution and delivery of this agreement and the Completion of the transactions contemplated hereby, have, where required, been duly and validly authorised and no other proceedings or action on the part of the Buyer is necessary to authorise the agreement or to complete the transactions contemplated; and

(b)	it has disclosed to the Seller all agreements, arrangements and understandings (whether oral or in writing) between any member of the Buyer’s Group and any director, employee, contractor or agent of any member of the Group.

7.5	The only warranties given by the Seller in respect of or relating to:
(a)	Intellectual Property are contained in paragraph 7 of schedule 3;

(b)	officers, employees and trade unions are contained in paragraph 18 of schedule 3;

(c)	the Properties are contained in paragraph 19 of schedule 3;

(d)	Pension Matters are contained in paragraph 20 of schedule 3;

(e)	Tax or any Taxation Statutes are contained in paragraph 21 of schedule 3; and

(f)	Environmental Matters are contained in paragraph 22 of schedule 3.
and no claim or proceeding which could be brought within any of the paragraphs specified in clause 7.5(a)-(f) above shall be brought except under one of those paragraphs and no liability which arises under one of those paragraphs shall also arise under any other such paragraph or under any other Warranty.

7.6	Any payment due in respect of any claim under this agreement shall for all purposes be deemed to be and shall take effect as a reduction in the consideration paid by the Buyer for the Shares.

7.7	The Seller shall indemnify the Buyer against and shall pay to the Buyer an amount equal to the amount which if paid to the Company or any relevant Group Company would indemnify the Company or that Group Company against all losses arising in connection with or arising out of:
(a)	any claim against a Group Company or the Buyer by any broker, finder, financial adviser or other person retained by the Seller or a Group Company in connection with the transactions effected by this agreement; or

(b)	the fact that TRM (ATM) Deutschland GmbH has suffered a loss not covered by equity (as referred to in the recital to the Subordination Deed) but only to the extent that such position is not corrected or mitigated by the execution by TRM (ATM) Deutschland GmbH of the Subordination Deed and TRM (ATM) Deutschland GmbH remains in breach of the German Insolvency Code by reason of transactions or losses occurring prior to Completion.
7.8	All sums payable by the Seller under this agreement shall be paid free of all deductions or withholdings unless the deduction or withholding is required by law, in which event the Seller shall pay such additional amount as shall be required to ensure that the net amount received by the Buyer will equal the sum which would have been received by it had no deduction or withholding been required to be made.

7.9	If a payment made by the Seller in respect of any breach of, or indemnity contained in, this agreement will be or has been subject to Taxation in the hands of the Buyer, the Buyer may demand from the Seller such sum (after taking into account any Taxation payable in respect of it) as will ensure that the Buyer receives and retains a net sum equal to the sum which it would have received had the payment not been subject to Taxation. The Seller shall pay any sum demanded under this clause 7.9 within five Business Days of the demand.

7.10	If, following the payment of an additional amount under clause 7.8 or 7.9 above, the Buyer subsequently obtains a saving, reduction, credit or payment in respect of the deduction or withholding giving rise to such additional amount, the Buyer shall pay to the Seller a sum that the Buyer (acting in good faith) determines as leaving the Buyer in the same position as the Buyer would have been in had no such deduction or withholding been made, but only to the extent that the Buyer can do so without prejudicing the retention of any credit or relief obtained as a result of the relevant deduction or withholding.

7.11	If any amount owing from the Seller under this agreement is not paid when due it shall bear interest both before and after any judgment at the Agreed Rate.

7.12	The Seller undertakes to the Buyer and each Group Company that it will waive any right it may have and not make a claim in respect of misrepresentations, inaccuracy or omission in or from any information or advice supplied by a Group Company or its officers, employees, consultants or advisors in connection with this agreement or the Disclosure Letter.

8.	PROTECTION OF GOODWILL

8.1	The Seller hereby undertakes to procure that (except as otherwise agreed in writing with the Buyer) neither the Seller not any of its subsidiary undertakings from time to time will either solely or jointly with any other person (either on its own account or as the agent of any other person):
(a)	for a period of 2 years from Completion carry on or be engaged or (except as the holder of shares in a listed company which confer not more than five per cent. of the votes which can generally be cast at a general meeting of the company) interested directly or indirectly in a business which competes with the type of business carried on by any member of the Group at Completion in the United Kingdom and Germany;

(b)	for a period of 2 years from Completion induce, solicit or endeavour to entice to leave the service or employment or any member of the Group, any person who during the period of 6 months prior to Completion was an employee of any member of the Group occupying a senior or managerial position and likely (in the opinion of the Buyer) to be:
(i)	in possession of confidential information relating to; or

(ii)	able to influence the customer relationships or connections of any member of the Group provided that this shall not restrict any member of the Seller’s Group from advertising or otherwise taking steps to recruit (and/or subsequently employing) any person which is or are not specifically aimed at a particular employee or group of employees of any Group Company; or
(iii)	for a period of two years from Completion, canvass, solicit, approach or seek out or cause to be canvassed, solicited, approached or sought out or by any other means endeavour to entice away from any Group Company any person for orders or instructions in respect of any goods or services competitive with those supplied by any Group Company and with whom any Group Company has transacted as a supplier in Germany and/or in the United Kingdom during the period of 12 months immediately prior to Completion.
8.2	Nothing in clause 8.1 shall prevent or restrict the Seller or any of its subsidiary undertakings from:

(a)	carrying on or being engaged in or economically, interested in any business which, at the date of this agreement, it currently carries on or is engaged in or economically interested in or any reasonable extension or development thereof outside the United Kingdom and Germany;

(b)	being the holder of shares (conferring not more than five per cent. of the votes which would normally be cast at a general meeting of that company) or debentures of a company which is engaged in any business referred to in clause 8.1(a);

(c)	acquiring the whole or any part of a business which, or the share capital of a company or group of companies whose business or a part of whose business, includes operations the carrying on of which would otherwise amount to a breach of the undertaking contained in clause 8.1 (the “Competitive Operations”), as part of a larger acquisition or series of related acquisitions provided that:
(i)	the Competitive Operations comprise a minor part of the business or the business of such company, group of companies or businesses acquired or in which the Seller or its relevant subsidiary undertaking has acquired an interest; and

(ii)	the Seller or its relevant subsidiary undertaking disposes of the Competitive Operations to a third party outside of the Seller’s Group within one year of the date of acquisition of such Competitive Operations.
For the purpose of this clause 8.2(c) a “minor part” of the business of such company, group of companies or business shall be part of its overall business in which the turnover of the Competitive Operations does not exceed 10 per cent. of the gross turnover of the company, group of companies or business acquired.
8.3	The Seller agrees that the undertakings contained in this clause 8 are reasonable and are entered into for the purpose of protecting the goodwill of the business of each member of the Group as carried out at Completion.

8.4	The Seller undertakes to the Buyer that at all times it will not (and will procure that none of its subsidiary undertakings will) either itself or by an agent and either on its own account or by or in association with or for the benefit of any other person directly or indirectly represent itself to be connected with or interested in the business of the Group.

8.5	If a breach of clauses 8.1, 8.2 or 8.3 occurs, the Seller and the Buyer agree that damages alone are likely not to be sufficient compensation and that injunctive relief is reasonable and is likely to be essential to safeguard the interests of the Buyer and of any Group Company and that injunctive relief (in addition to any other equitable remedies) may (subject to the discretion of the courts) be obtained.

9.	CONFIDENTIAL INFORMATION

9.1	The Seller shall not and shall procure that no other member of the Seller’s Group shall use or disclose to any person Confidential Information.

9.2	Clause 9.1 does not apply to:
(a)	disclosure of Confidential Information to or at the written request of the Buyer;

(b)	use or disclosure of Confidential Information required to be disclosed by law or the rules of any stock exchange or any governmental, regulatory or supervisory body or court of competent jurisdiction to which the relevant member of the Seller’s Group is subject;

(c)	disclosure of Confidential Information to professional advisers for the purpose of advising the Seller for the purpose of the Transaction Documents; or

(d)	Confidential Information which becomes generally known other than by the Seller’s breach of clause 9.1.
10.	ANNOUNCEMENTS

10.1	No party shall disclose the making of this agreement or its terms or the existence or the terms of any other agreement referred to in this agreement (except those matters set out in the press release in the agreed terms) and each party shall procure that each of its Related Persons shall not make any such disclosure without the prior consent of the other party unless disclosure is:
(a)	to its professional advisers; or

(b)	to its Related Persons;

(c)	required by law or the rules or standards of the London Stock Exchange or the UK Listing Authority or the rules and requirements of any other regulatory body and disclosure shall then only be made by that party:
(i)	after it has taken all such steps as may be reasonable in the circumstances to agree the contents of such announcement with the other party before making such announcement and provided that any such announcement shall be made only after notice to the other party; and

(ii)	to the person or persons and in the manner required by law or the London Stock Exchange or the UK Listing Authority or such other regulatory body or as otherwise agreed between the parties.
10.2	The restrictions contained in clause 10.1 shall apply without limit of time.

11.	ASSIGNMENT

11.1	This agreement is personal to the parties and save as provided in clause 11.2 no party without the prior written consent of the other shall assign, transfer, charge or declare a trust of the benefit of all or any of any other party’s obligations nor any benefit arising under this agreement.

11.2	Notwithstanding the provisions of clause 11.1, the Buyer may assign to any Related Person and/or any provider of finance for the purpose of the acquisition of the Shares (by way of security), the benefit of:
(a)	any Warranty; and

(b)	any other right which it may have under this agreement,
provided that:

(a)	no assignee shall be entitled to a greater damages or other compensation than that to which the Buyer would have been entitled had it not assigned the benefit of the Warranty;

(b)	in the case of an assignment to any Related Person, such assignment shall be expressed to have effect only for so long as the relevant assignee remains a Related Person of the Buyer and that immediately before such assignee ceasing to be a Related Person of the Buyer, the assignee shall assign the benefit to a Related Person of the Buyer, and the provisions of this clause 11 shall apply mutatis mutandis to any such Related Person.
12.	COSTS

Unless expressly otherwise provided in this agreement each of the parties shall bear its own legal, accountancy and other costs, charges and expenses connected with the sale and purchase of the Shares. For the avoidance of doubt, all of the fees of EY, Ashurst and any other advisor of the Seller in connection with this transaction shall be for the account of the Seller and not the Group.

13.	EFFECT OF COMPLETION

The terms of this agreement (insofar as not performed at Completion and subject as specifically otherwise provided in this agreement) shall continue in force after and notwithstanding Completion.

14.	FURTHER ASSURANCE

The Seller shall from time to time upon request from the Buyer do or procure the doing of all acts and/or execute or procure the execution of all such documents in so far as each is reasonably able and in a form reasonably satisfactory to the Buyer for the purpose of transferring to the Buyer the Shares and otherwise giving the Buyer the full benefit of this agreement.

15.	ENTIRE AGREEMENT

15.1	Each party on behalf of itself and as agent for each of its Related Persons acknowledges and agrees with the other party (each such party acting on behalf of itself and as agent for each of its Related Persons) that:
(a)	the Transaction Documents constitute the entire and only agreement between the parties and their respective Related Persons relating to the subject matter of the Transaction Documents;

(b)	neither it nor any of its Related Persons have been induced to enter into any Transaction Document in reliance upon, nor have they been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in the Transaction Documents and, to the extent that any of them have been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto; and

(c)	the only remedies available to it in respect of the Transaction Documents (and, where appropriate, to its Related Persons) are damages for breach of contract and, for the avoidance of doubt, neither it (nor its Related Persons, where appropriate) have any right to rescind or terminate any Transaction Documents either for breach of contract or for negligent or innocent misrepresentation or otherwise;
PROVIDED THAT the provisions of this clause 15 shall not exclude any liability which any of the parties or, where appropriate, their Related Persons would otherwise have to any other party or, where appropriate, to any other party’s Related Persons or any right which any of them may have to rescind this agreement in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

16.	VARIATIONS

This agreement may be varied only by a document signed by or on behalf of each of the Seller and the Buyer.

17.	WAIVER

17.1	A waiver of any term, provision or condition of, or consent granted under, this agreement shall be effective only if given in writing and signed by the waiving or consenting party and then only in the instance and for the purpose for which it is given.

17.2	No failure or delay on the part of any party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

17.3	No breach of any provision of this agreement shall be waived or discharged except with the express written consent of the Seller and the Buyer.

18.	INVALIDITY

18.1	If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:
(a)	the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

(b)	the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision, shall not be affected or impaired in any way.

19.	NOTICES

19.1	Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing and shall be delivered personally or sent by fax or prepaid first class post (air mail if posted to or from a place outside the United Kingdom):

In the case of the Buyer to:
Russell House
Elvicta Business Park
Crickhowell
Powys

NP8 1DF
United Kingdom
Fax:	+44(0) 1873 811 552
Attention:	Peter McNamara

In the case of the Seller to:
1521 Locust Street
Suite 200
Philadelphia
PA 19102
USA
Attention:	Jeffrey Brotman, President and CEO
and shall be deemed to have been duly given or made as follows:
(a)	if personally delivered, upon delivery at the address of the relevant party;

(b)	if sent by first class post, two Business Days after the date of posting;

(c)	if sent by air mail, five Business Days after the date of posting; and

(d)	if sent by fax, when despatched;
provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made outside 9.00 a.m. — 5.00 p.m. on a Business Day such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.
19.2	A party may notify the other party to this agreement of a change to its name, relevant addressee, address or fax number for the purposes of clause 19.1 provided that such notification shall only be effective:
(a)	on the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.
20.	COUNTERPARTS

20.1	This agreement may be executed in any number of counterparts which together shall constitute one agreement. Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all parties.

20.2	Delivery of an executed signature page of a counterpart by facsimile transmission or in AdobeTM Portable Document Format (PDF) sent by electronic mail shall take effect as delivery of an executed counterpart of this agreement. If either method is adopted, without prejudice to the validity of such agreement, each party shall provide the other with the original of such page as soon as reasonably practicable thereafter.

21.	GOVERNING LAW AND JURISDICTION

This agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation) shall be governed by and construed in accordance with English law.

22.	THIRD PARTY RIGHTS

22.1	Any person (other than the parties to this agreement) who is given any rights or benefits under clause 13 (a “Third Party”) shall be entitled to enforce those rights or benefits against the parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

22.2	Save as provided in clauses 11.2 and 20.1 above the operation of the Contracts (Rights of Third Parties) Act 1999 is hereby excluded.

22.3	The parties may amend, vary or terminate this agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

22.4	Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this agreement may not veto any amendment, variation or termination of this agreement which is proposed by the parties and which may affect the rights or benefits of the Third Party.

23.	APPOINTMENT OF PROCESS AGENT

23.1	The Seller appoints the Seller’s Solicitors as its agent to receive on its behalf in England service of any proceedings arising out of or in connection with this agreement. Service of any proceedings on such agent shall be effective whether or not a copy is served on the Seller

23.2	The appointment under clause 23.1 may not be revoked by the Seller unless the Seller has previously appointed a substitute process agent to act in place of the Seller’s Solicitors for the purposes set out in clause 23.1 and has given written notice to the Buyer of such appointment.

23.3	If the Buyer notifies the Seller that it has become aware that the process agent appointed under this clause:
(a)	has ceased to be able to act as agent;

(b)	no longer has an address in England; or

(c)	has notified the Buyer that it declines or has ceased to act as agent,
The Seller shall within five Business Days appoint a substitute acceptable to the Buyer and deliver to the Buyer details of the new agent’s name, address and fax number.

23.4	If the Seller fails to appoint a substitute agent in accordance with clause 22.3, the Buyer may by written notice to the Seller appoint a replacement agent to act on the Seller’s behalf.

23.5	If the Buyer serves any document on a replacement agent appointed by the Buyer in accordance with clause 23.4 such service shall not be effective unless a copy is within 5 Business Days served on the Seller in accordance with the provisions of clause 19.
IN WITNESS whereof this agreement has been executed on the date first above written.

Signed by /s/ Jeffrey F. Beotman	)
for and on behalf of TRM	)
CORPORATION in the presence of:	)

Signed by /s/ Paul Cartwright	)
for and on behalf of	)
NOTEMACHINE LIMITED	)
in the presence of:	)

Schedule List (1)
Schedule 1 Particulars relating to the Company
Schedule 2 Particulars relating to the Subsidiaries
Schedule 3 The Warranties
Schedule 4 Seller Protection Clauses
Schedule 5 The Properties
Schedule 6 Part 1 – Statement
Schedule 6 Part 2 – Accounting Policies and Procedures
Schedule 6 Part 3 – Pro Forma Trial Balance
Schedule 7 Liabilities
Schedule 8 Arrangements requiring release of Seller’s Group
Schedule 9 Subordination Deed

(1)	Pursuant to Regulation S-K Item 601(b)(2), the Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.